Exhibit 99.10

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	07:57 25-Nov-05

RNS Number:6734U
Wolseley PLC
25 November 2005

Notification of Interests of Directors/Persons Discharging Managerial Responsibilities and Connected Persons

1 Name of company:

Wolseley plc

2 Name of director:

Nigel M Stein

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

The director named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Nigel M Stein

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Share Purchase

7 Number of shares/amount of stock acquired:

2,000

8 Percentage of issued class:

0.0003%

9 Number of shares/amount of stock disposed:

nil

10 Percentage of issued class:

n/a

11 Class of security:

Ordinary shares of 25 pence each

12 Price per share:

1234.88p

13 Date of transaction:

24 November 2005

14 Date Company informed:

24 November 2005

15 Total holding following this notification:

4,500

16 Total percentage holding of issued class following this notification:

0.0007%

17 Contact name for queries:

M J White, Group Company Secretary & Counsel

18 Contact telephone number:

0118 929 8700

25 Name of company official responsible for making notification:

M J White

Additional Information:

ends.

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